VIA EDGAR

June 25, 2026

Division of Corporation Finance

Office of Technology

Securities & Exchange Commission

Washington, D.C. 20549

Dear SEC Officers:

RE:	Gifts International Holdings Limited
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-287861

On June 6, 2025, Gifts International Holdings Limited, a British Virgin Islands company (the “Company”), initially filed a Form F-1 Registration Statement (File No. 333-287861) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement subsequently became effective on November 4, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Company represents that no securities were sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Mr. Lawrence S. Venick at +1 310-728-5129 or our Mr. Herman Lee at +852 6306-1150 if you have any questions regarding this request for withdrawal.

Gifts International Holdings Limited

/s/ Wong Ngai Chiu
Wong Ngai Chiu
Director